Exhibit 99.1

PTL Limited Announces Receipt of Notice from Nasdaq Regarding Listing Rule 5550(b)(2) and 5550(a)(2)

Hong Kong, July 24, 2025 (GLOBE NEWSWIRE) -- PTL Limited (NASDAQ:PTLE) (“PTL” or the “Company”) today announced that on July 18, 2025, the Company received a notice from the staff of the Nasdaq Listing Qualifications department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) stating that it is currently not in compliance with the minimum market value of listing securities (the “MVLS”) of US$35 million for continued listing of the Company’s class A ordinary shares of no par value (the “Class A Ordinary Shares”) on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(2) (the “MLVS Requirement”). Nasdaq calculates the MVLS based upon the most recent total shares outstanding multiplied by the closing bid price. The MVLS Notice indicated that the Company has 180 days, or until January 14, 2026 (the “Compliance Deadline”), to regain compliance with the MLVS Requirement by having its MVLS close at US$35 million or more for a minimum of ten consecutive business days.

If at any time prior to January 14, 2026, the Company’s MVLS closes at US$35 million or more for a minimum of ten consecutive business days, Nasdaq will provide a written confirmation of compliance and the matter regarding the Company’s MLVS will be closed. Receipt of the MVLS Notice does not result in the immediate delisting of the Company’s Class A Ordinary Shares and has no immediate effect on the listing or the trading of the Company’s Class A Ordinary Shares on the Nasdaq under the symbol “PTLE.”

The Company intends to monitor its market value of publicly held shares between now and January 14, 2026 and intends to cure the deficiency within the prescribed grace period. During this time, the Company expects that its Class A Ordinary Shares will continue to be listed and traded on the Nasdaq Capital Market. If the Company does not regain compliance by the Compliance Deadline, the Company will receive further written notification from Nasdaq that its securities are subject to delisting. At that time, the Company may qualify for additional time or appeal the delisting determination to a hearings panel.

On the same day, the Company has received a notification letter from the staff of the Listing Qualifications Department of the Nasdaq, indicating that for the last 30 consecutive business days, the closing bid price of the Company’s Class A Ordinary Shares was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter has no current effect on the listing or trading of the Company’s Class A Ordinary Shares on Nasdaq.

Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until January 14, 2026, to regain compliance under the Nasdaq Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Company’s Class A Ordinary Shares is US$1.00 per share or higher for at least ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance by January 14, 2026, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

The Nasdaq notification letters do not affect the Company’s business operations, and the Company will take all reasonable measures to regain compliance within the prescribed grace period.

About PTL Limited

Headquartered in Hong Kong, we are an established bunkering facilitator providing marine fuel logistics services for vessel refueling, primarily container ships, bulk carriers, general cargo vessels, and chemical tankers. Targeting and serving the Asia Pacific market, we leverage our close relationships and partnership within our established network in the marine fuel logistic industry, including the upstream suppliers and downstream customers, to provide a one-stop solution for vessel refueling.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s annual report and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

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PTL Limited

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Email: info@petrolinkhk.com